EXHIBIT 99.1

Canadian Agency Dismisses Complaints About KSM Permitting Process

TORONTO, Nov. 21, 2017 (GLOBE NEWSWIRE) -- Seabridge Gold Inc (TSX:SEA) (NYSE:SA) announced today that Canada’s National Contact Point (“NCP”) has concluded that a complaint it received regarding aspects of the environmental assessment review process for the Company’s KSM Project did not merit further examination and its file has now been closed after only the initial assessment level of review (see their report).

The NCP operates within the Canadian Department of Foreign Affairs and promotes adherence to the Organization for Economic Co-operation and Development’s (“OECD”) non-binding Guidelines for Multinational Enterprises (the “Guidelines”).

The NCP issued its statement in response to allegations made by the South East Alaska Conservation Council (SEACC), a Non-Governmental Organization, that Seabridge violated the Guidelines by failing to disclose project documents and engage appropriately with stakeholders in Alaska and that the Company had not exercised sufficient due diligence regarding potential environmental and human rights impacts of the KSM Project. Seabridge received provincial and federal approvals for its KSM Project in northwestern British Columbia in 2014.

The NCP found that the KSM Project was subject to a rigorous and detailed environmental assessment process by both the federal and provincial governments. In its statement, the NCP reports that in its investigation into the complaint, which commenced in January of 2017, it discovered:

  Seabridge had disclosed all of its relevant studies and plans related to the environment;
  federal and provincial environmental assessment agencies conducted public consultations;
  evidence that Seabridge had also engaged with Alaskans at multiple points during the environmental assessment process despite no legal requirement to do so;
  the federal and provincial environmental assessment review processes included examination of all potential negative impacts and identification of mitigation measures where needed;
  evidence that the concerns of stakeholders had been integrated into the environmental assessment process and ultimately had led to important changes in KSM Project design.

Seabridge Chairman and CEO Rudi Fronk stated: “We are pleased that the thoroughness of the federal and provincial joint environmental assessment review process for KSM has been acknowledged and that this complaint has been dismissed. I want to thank the Canada’s National Contact Point for its detailed investigation and reiterate that Seabridge remains committed to continuing engagement with the people of northwestern BC and southeastern Alaska, including Treaty and First Nations, as the KSM Project moves toward development.”

The NCP review process imposes confidentiality on its participants until release of its final statement.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Snip Gold properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding mineral reserves and resources of the Company and the potential economic benefits of the Project are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, market prices, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

                                                                                                            ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.

For further information, please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292
Fax: (416) 367-2711
Email:  info@seabridgegold.net